Exhibit 99.1

Nano Dimension Receives Grant Approval from the Israel Innovation
Authority for a Budget of $1.4M (NIS 5.2M) to Continue Development of Flagship 3D Printer

NESS ZIONA, Israel- May 18, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has received a grant approval from the Israel Innovation Authority to finance further development of the Company’s flagship 3D printer for printed circuit boards. The total approved budget for this project is approximately $1.4 million (NIS 5.2 million), of which the Israel Innovation Authority will finance 30%. The terms of the grant require Nano Dimension to pay royalties on future sales of any technology developed with these funds, up to the full grant amount.

This is the third consecutive year Nano Dimension has received a grant approval from the Israel Innovation Authority to support its flagship development project, which is focused on developing a complete solution for printing printed circuit boards using 3D printers and proprietary nano-inks.

Amit Dror, CEO of Nano Dimension, commented: “We are proud of the confidence that the Israel Innovation Authority has shown in the Company. We have undertaken intense development efforts and continue meeting significant technological milestones. The Company will continue to invest in advanced research and development to promote its growth as a leader in the field of 3D printed electronics.”

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

The company’s American Depositary Shares are traded on the NASDAQ, and its ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses the details of grants to be received from the Israel Innovation Authority, continued investment in advanced research and development to promote its growth, and the potential and possible uses of the company’s products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com